Act: 1933
Section: 2(a)(3)
Rule:
Public Availability: 11-8-2010

NO ACT

11-3-10

November 8, 2010



Received SEC
NOV 08 2010
Washington DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UnionBanCal Corporation
Incoming letter dated November 3, 2...

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if UnionBanCal makes the described awards of RSUs to its employees pursuant to the Plan without registration under the Securities Act in reliance on your opinion as counsel that such awards are not sales within the meaning of Securities Act Section 2(a)(3).

The Division is further of the view that the Shares distributed to participants pursuant to the Plan would not be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act. In reaching this position, we note your representations that:

- MUFG maintains a listing of the Shares on the New York Stock Exchange, where the Shares are actively traded;
- MUFG is subject to the reporting requirements of the Exchange Act; and
- the number of Shares to be distributed annually under the Plan will be relatively small in relation to the number of shares of MUFG common stock outstanding, and will not exceed 1% of the total number of outstanding shares of MUFG common stock.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, the response regarding registration under the Securities Act expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Charles Kwon
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2010

Mail Stop 4561

Brian M. Wong
Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street
San Francisco, CA 94105-2228

Re: UnionBanCal Corporation

Dear ~~Mr. Wong~~: Brian

In regard to your letter of November 3, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200
MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

November 3, 2010

BY ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: UnionBanCal Corporation — Request for No-Action Relief with Respect to the Treatment of Restricted Share Units ("RSUs") Settled in Parent Company Stock under Section 2(a)(3) and Resales of American Depositary Receipts ("ADRs") Issued Pursuant to RSUs

Ladies and Gentlemen:

As counsel for UnionBanCal Corporation ("UnionBanCal" or the "Company"), we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it would apply the same views and administrative positions and practices as set forth in Release No. 33-6188 and Release No. 33-6281 in the context of a broad-based, voluntary, noncontributory bonus plan utilizing restricted stock units which, upon vesting, are settled in American Depositary Shares ("ADSs") evidenced by ADRs of Mitsubishi UFJ Financial Group, Inc., a Japanese corporation ("MUFG"), the Company's parent company. In particular, we request that the Staff confirm that: (1) registration of the ADRs distributed to participants ("Participants") under the UnionBanCal Corporation Stock Bonus Plan (the "Plan") pursuant to settlement of awards as described below is not required under section 5 of the Securities Act of 1933 (the "Securities Act"), (2) the ADRs received by Participants will be available for immediate resale without restriction assuming certain conditions are met and (3) resales by affiliates of MUFG, if any, are permitted under Rule 144 under the Securities Act without the six-month holding period, assuming certain conditions are met.

Statement of Facts

UnionBanCal Corporation

The Company, a bank holding company incorporated in Delaware, is an indirect, wholly owned subsidiary of MUFG. The Company's main subsidiary is Union Bank, N.A., a national banking association with approximately $84.3 billion in assets at June 30, 2010. In 2008, all of the Company's outstanding publicly traded common stock held by nonaffiliates was acquired by The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"), itself a wholly owned subsidiary of MUFG.

According to its most recent report on Form 6-K, at June 30, 2010, BTMU had total assets of approximately $2.3 trillion,[1] making it one of the largest banks in the world.

In February 2009, the Company filed a registration statement on Form 8-A with respect to its common stock. In June 2009, the Company filed a shelf registration statement on Form F-3 covering preferred stock and certain debt securities, which registration statement was declared effective on June 30, 2009. No securities have been issued under such registration statement. The Company files periodic reports under the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to section 13 thereof.

Mitsubishi UFJ Financial Group, Inc.

MUFG is a foreign private issuer, as defined in Rule 405 under the Securities Act, whose common stock is widely held and is traded on the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange. MUFG common stock also trades on the New York Stock Exchange ("NYSE") in the form of ADRs evidencing ADSs (the "Shares") under the symbol "MTU." Each ADS is exchangeable for one share of MUFG common stock. MUFG has registered the Shares under section 12(b) of the Exchange Act and files periodic reports pursuant to section 13 of the Exchange Act. According to MUFG's most recent report on Form 6-K, at March 31, 2010, there were over 14 billion shares of MUFG common stock outstanding. According to its most recent report on Form 20-F, at March 31, 2010, approximately 275 million of such shares were traded on the NYSE as ADRs. MUFG has registered up to 1 billion ADRs for trading on Form F-6. At June 30, 2010, the market capitalization of MUFG was approximately $64.5 billion.

The Plan and Trust

The Company desires to align its employees' interests with those of its parent organization and MUFG's shareholders by adopting the Plan, a voluntary, noncontributory stock bonus plan utilizing the Shares as compensation. The Plan is administered by the Company's Executive Compensation and Benefits Committee (the "Compensation Committee") of the Board of Directors, which has full power and discretionary authority to interpret and administer the Plan. The Compensation Committee will make all determinations of grants of awards under the Plan and no person who will make grant decisions is eligible for grants under the Plan. The Compensation Committee approved the Plan in April 2010. No grants have been made under the Plan.

Plan Eligibility

The Plan provides that any employee of the Company or a subsidiary of the Company (an "Eligible Employee") is eligible to participate in the Plan. The Shares underlying RSUs granted

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[1] Assuming an exchange rate of ¥88.39 to $1, which was the rate on June 30, 2010.

under the Plan, as described below, in any given year would represent less than one percent of the outstanding common stock of MUFG.

Independent Trust Structure

The Company has been advised that, to comply with Japanese corporate law requirements, the Company may not acquire Shares directly, even temporarily. Accordingly, the Company will use an independent trust structure (the "Trust") to implement the grants under the Plan. The trustee of the Trust (the "Trustee") will be an unaffiliated state or national bank or other financial institution in the United States.

The Company would transfer funds from time to time to the Trustee to purchase Shares on the open market or in private transactions to be distributed to Participants upon vesting and settlement of the awards. The Trustee would perform specified ministerial acts associated with the operation of the Plan, including purchasing and disposing of Shares, investing cash pending purchase of Shares or payment of Trust expenses and delivering the Shares to Participants in accordance with the Plan. Pending transfer of Shares to Participants, the Trust would have the right to receive any dividends declared and paid. The trust agreement would prohibit the Trustee from voting Shares in its possession and would instruct the Trustee to tender any Shares it holds pursuant to any tender offer. In the event that a Participant forfeits an award and the Trustee has acquired Shares in anticipation of settlement, the Trustee would generally promptly dispose of such Shares in open market transactions.

Grants under the Plan

Under the Plan, Participants would be granted RSUs, representing the right to receive Shares upon the satisfaction of vesting conditions as determined by the Compensation Committee consistent with the Plan and pursuant to an award agreement between the Company and the Participant. Other than the award agreement under the Plan, Participants will not be required to enter into any other agreement or covenant in respect of the grant, the RSUs or the underlying Shares as a condition to receiving the grant or the Shares.

The only vesting condition contemplated under the Plan is time based; there will be no individual or Company performance vesting conditions imposed on the grants of RSUs. There will also be customary vesting provisions for early termination due to death or disability, retirement or involuntary termination. Upon vesting, RSUs would be settled in Shares, with one Share deliverable for each vested RSU. Generally, the Company anticipates vesting to occur in three annual tranches, provided the Participant remains an Eligible Employee. No cash or other consideration will be required of the Participants in order to receive Shares in settlement of the RSUs.

RSUs awarded under the Plan will not be transferable by the Participants, other than by will or the laws of descent and distribution. RSUs would be adjusted for any stock splits or changes in capitalization during the vesting period but would not entitle the Participant to any dividends or voting rights.

Discussion

Registration of the ADRs issued under the Plan as described above is not required under the Securities Act.

The Commission has long taken the position that stock awarded pursuant to an employee benefit plan at no direct cost to "a relatively broad class of employees" does not constitute a "sale" for purposes of section 2(a)(3) of the Securities Act. The primary rationale for this approach has been that employees do not "individually bargain to contribute cash or other tangible or definable consideration to such plans." Release No. 33-6188 (February 1, 1980). A secondary rationale given for this approach has been that "registration would serve little purpose in the context of a bonus plan, since employees in almost all instances would decide to participate if given the opportunity." *Id.* at II(A)(5)(d).

The Staff has confirmed through a series of no-action letters that no registration is required under the Securities Act for grants of bonus stock, restricted stock units or similar awards for no consideration to a reasonably broad class of employees who have not individually negotiated the terms or conditions of the awards. *See, e.g.*, WorleyParsons Ltd. (October 17, 2008); Verint Systems Inc. (May 24, 2007); ING Groep N.V. (December 29, 2000); The Goldman Sachs Group, Inc. (August 24, 1998); Farmers Group, Inc. (December 1, 1995); MCA Inc. (May 26, 1992).

In addition, the Staff has confirmed this position with respect to awards granted by indirect parents of employers that issue ADRs representing shares of the parent's stock to employees of their subsidiaries. WorleyParsons Ltd.; ING Groep N.V.; Farmers Group, Inc.

The RSUs awarded pursuant to the Plan will be granted at no direct cost to a relatively broad class of Company employees. The Staff has not recommended enforcement action in situations where all or a substantial number of the employees of a grantor were eligible for awards and the actual recipients of the awards were determined by the grantor on a discretionary basis. ING Groep N.V.; Farmers Group, Inc. As stated above, any employee of the Company or a subsidiary of the Company is eligible to participate in the Plan. The Plan should be considered broad-based because of the nature of the overall group of eligible employees established by the Plan.

Employees will make no investment decision in connection with the awards. Participants are not required to pay any consideration to receive the RSU award at any time. RSU awards do not replace or supplant any portion of the Participants' salaries, nor will Participants be required to perform any services to the Company other than in the normal course of their duties in order to receive the award. Participants will not individually negotiate the terms and conditions of the

RSU awards, nor may they elect to receive any other award in lieu of the contemplated grants under the Plans. The awards are not tied to a percentage of the Participant's salary. Managers will recommend awards by allocating target stock awards among a pool of potential awardees using guidelines established by the Company tied to corporate title and based on peer group practice. Because a broad class of employees will be eligible for awards under the Plan who have not individually negotiated the terms or conditions of the awards and who have made no investment decision to receive the awards, we are of the opinion that registration of the ADRs distributed pursuant to the Trust to Participants pursuant to settlement of RSUs under the Plan as described above is not required under the Securities Act.

The Shares received by non-affiliate Participants should be available for immediate resale.

The Commission has taken the position that shares distributed pursuant to a stock bonus plan are not "restricted securities" for purposes of Rule 144 and may be resold without restriction by non-affiliates of the subject issuer where the following three-part test is met: (1) the issuer of the shares is subject to the periodic reporting requirements of section 13 or 15(d) of the Exchange Act, (2) the stock being distributed is actively traded in the open market and (3) the number of shares being distributed is relatively small in relation to the number of issued and outstanding shares of that class. Release No. 33-6188 (February 1, 1980). *See also* ING Groep N.V.; Farmers Group, Inc.; MCA Inc.

The Commission subsequently amplified these guidelines with respect to the volume limitation by clarifying that a "relatively small" number of shares would be involved when the number of shares distributed by a plan to its participants in any given year does not exceed one percent of the then-outstanding securities of the class. Release No. 33-6281 (January 15, 1981). The Staff has clarified that for the purposes of determining the one percent limitation on the amount of securities that may be sold by an affiliate pursuant to paragraph (e)(1) of Rule 144 under the Securities Act, the total outstanding amount of common stock of the issuer, rather than the total outstanding amount of ADSs of such issuer, is the appropriate measure. *See, e.g.,* Farmers Group, Inc.; MCA Inc.; Kyocera Corporation (March 30, 1990).

The Staff has also clarified that the scope of the first element includes companies that are subject to the periodic reporting requirements for a foreign issuer pursuant to section 13 or 15(d) of the Exchange Act. MCA, Inc. The Company intends to continue grants under the Plan only so long as MUFG remains subject to and complies with the periodic reporting requirements of the Exchange Act. Under the Plan, the Compensation Committee retains the discretion to make appropriate award modifications if MUFG is no longer subject to the periodic reporting requirements of the Exchange Act.

The requirements of the three-part test outlined above will be met with respect to the Plan and the Shares issued under the Plan. First, MUFG, the issuer of the Shares, is subject to the periodic reporting requirements for a foreign issuer pursuant to section 13 of the Exchange Act. Second, the Shares that will be distributed upon the vesting of the RSUs are traded on the open market, namely, the NYSE. The Shares are actively traded on the NYSE, with an average daily trading volume of approximately 2.6 million shares through September 30, 2010. Third, the number of Shares that will be distributed upon the vesting of the RSUs will not exceed one percent of the then-outstanding amount of common stock of MUFG. Accordingly, we are of the opinion that the Shares received by Participants should not be considered "restricted securities" for purposes of Rule 144 and should be available for immediate resale.

In addition, to the extent that any such shares are held by affiliates of MUFG, we believe that the affiliates may resell such shares in reliance on Rule 144 without regard to the holding period of Rule 144(d). *See* WorleyParsons, Ltd.; ING Groep N.V.; Farmers Group, Inc.; MCA, Inc.

Conclusion

On behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if, as described herein, the Company makes stock bonus awards settled in Shares without registration under section 5 of the Securities Act in reliance on our opinion, based on the facts and analysis set forth herein, that neither the award of RSUs nor the delivery of the underlying Shares to Participants upon vesting will constitute a "sale" or "offer" for purposes of section 2(a)(3) of the Securities Act. Additionally, we request confirmation from the Staff that, based on the facts and analysis set forth herein, our understanding of the Securities Act and no-action letters and interpretive releases issued by the Staff, Shares issued to non-affiliate Participants upon vesting would be eligible to be immediately transferred or sold by Participants without restriction and that affiliate Participants may disregard the six-month holding period requirement in the event they choose to rely on Rule 144 for the resale of Shares issued upon vesting.

In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by email to *cfletters@sec.gov*. If you require further information, please call the undersigned at (415) 983-6372 or Rodney R. Peck at (415) 983-1516. If for any reason you do not concur with our views as stated herein, we hereby respectfully request the opportunity for a conference with the Staff further to discuss the issues addressed herein prior to any written response to this letter.

Very truly yours,



Brian M. Wong

cc: Robert Bitticks, Union Bank, N.A.

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